Mail Stop 4561

February 13, 2007

Anthony Alda, Chief Executive Officer
NS8 Corporation
200-1311 Howe Street
Vancouver, BC CANADA V6Z 2P3

              Re: **NS8 Corporation**
                         Registration Statement on Form SB-2/A
                         File No. 333-130305
                         Filed on February 12, 2007

Dear Mr. Alda:

We have reviewed the above filing and have the following comments.

Executive Compensation, page 34

1. Refer to footnote 1 on page 34. We note that Mr. Alda waived $74,000 in salary in 2006. However, you disclose that this amount, in addition to others, was not deferred and that payment is subject to cash availability. If Mr. Alda waived his right to receive these monies, we do not understand the disclosure that suggests that payment may be made at a later time dependent upon the company's cash situation.

2. The disclosure regarding the option award (plan) to Mr. Segal is too vague. In this regard, your disclosure indicates that under the 2004 Stock Option Plan, Mr. Segal may obtain 1,000,000 bonus options "upon achievement of certain goals". Similar disclosure on page 37 states that the options will be awarded upon completion of "certain defined goals attributed to the Company's marketing strategy" contained in Mr. Segal's employment agreement. Please file Mr. Segal's employment agreement and supplement your disclosure to provide a concise description of the qualitative goals that will trigger the awarding of the bonus options to Mr. Segal. In addition, clarify whether a varying number of options might be awarded depending upon future performance or if all of the options granted will be awarded.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Louis Brilleman
         Sichenzia Ross Friedman Ference LLP
         by facsimile: 212-930-9725